SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(First Amendment)*

SUN BANCORP, INC.
(Name of Issuer)

Common Stock, Par Value $1.00
(Title and Class of Securities)

86663B102
(CUSIP Number)

WL Ross & Co. LLC
1166 Avenue of the Americas
New York, New York 10036
Attention: Michael J. Gibbons
Telephone Number: (212) 826-1100
Facsimile Number: (212) 278-9645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
David Ingles
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
Telephone: (212) 735-3000

November 4, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 86663B102	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,469,000 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,469,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,469,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON OO

(1)
The 12,469,000 shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

CUSIP No. 86663B102	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR SBI AcquisitionCo, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,469,000 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,469,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,469,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON OO

(1)
The 12,469,000 shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

CUSIP No. 86663B102	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,469,000 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,469,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,469,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON OO

(1)
The 12,469,000 shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

CUSIP No. 86663B102	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,469,000 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,469,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,469,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON PN

(1)
The 12,469,000 shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

CUSIP No. 86663B102	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,469,000 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,469,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,469,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON OO

(1)
The 12,469,000 shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

CUSIP No. 86663B102	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,469,000 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,469,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,469,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON PN

(1)
The 12,469,000 shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

CUSIP No. 86663B102	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,469,000 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,469,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,469,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON IN

(1)
The 12,469,000 shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

CUSIP No. 86663B102	Schedule 13D

Item 1.  Security and Issuer.

This Amendment (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2010 (the “Schedule 13D”) with respect to the common stock, par value $1.00 per share (the “Common Stock”), of Sun Bancorp, Inc., a New Jersey corporation (the “Company”).  The Company’s principal executive offices are located at 226 Landis Avenue, Vineland, New Jersey 08360.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On November 4, 2010, all 88,009 shares of Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, Series B, of the Company, par value $1.00 per share (the “Series B Preferred Shares”), converted into a total of 22,002,250 shares of voting Common Stock in accordance with the terms and conditions of the Certificate of Amendment with respect to the Series B Preferred Shares (the “Series B Certificate of Amendment”).  Pursuant to the terms of the Series B Certificate of Amendment, the Series B Preferred Shares were mandatorily convertible into shares of Common Stock following shareholder approval of an amendment to the Company's Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock to permit the issuance of all of the Common Stock into which the Series B Preferred Shares were convertible as well as approval of the issuance of the shares of Common Stock upon conversion of the Series B Preferred Shares as required by the rules and regulations of the Nasdaq stock market.  Such shareholder approvals were obtained on November 1, 2010.

Effective November 4, 2010, each of the 42,626 Series B Preferred Shares held by WLR converted into 250 shares of Common Stock for a total of 10,656,500 shares of Common Stock.  The number of shares of Common Stock issued upon conversion of a Series B Preferred Share was determined by dividing: (i) the $1,000 liquidation preference of a Series B Preferred Share by (ii) $4.00.  No additional consideration was payable by the Reporting Persons upon the conversion.  WLR now beneficially owns 24.8 percent of the outstanding voting Common Stock.

Item 3 of Schedule 13D is not amended or supplemented except as set forth above.

Item 4.  Purpose of Transaction.

 Item 4 is hereby amended to add the following:

The information set forth in Item 3 of this Amendment is incorporated herein by reference.

Pursuant to the terms of the Agreement with WLR, as long as WLR owns not less than 7.5% of the outstanding shares of Common Stock, WLR has the right to nominate one individual to each of the Boards of Directors of the Company and the Bank.  Wilbur L. Ross, Jr. is the WLR nominee.  Mr. Ross has been appointed to the Executive Committees and the Nominating and Corporate Governance Committees of the Board of Directors of the Company and the Bank, and as a non-voting observer to the Compensation Committees of the Board of Directors of the Company and the Bank.

Item 4 of Schedule 13D is not amended or supplemented except as set forth above.

CUSIP No. 86663B102	Schedule 13D

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

Following the conversion described in Item 3 of this Amendment, and effective November 4, 2010, WLR beneficially owns a total of 12,469,000 shares of Common Stock, which in the aggregate represents approximately 24.8 percent beneficial ownership of the outstanding Common Stock as of November 4, 2010.

Item 5 of Schedule 13D is not amended or supplemented except as set forth above.

CUSIP No. 86663B102	Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2010

WL ROSS & CO. LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR SBI ACQUISITIONCO, LLC

By:	WLR Recovery Associates IV, L.P.,
its Sole Manager
By:	WLR Recovery Associates IV LLC,
its General Partner
By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND IV, L.P.

By:	WLR Recovery Associates IV LLC,
its General Partner
By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

CUSIP No. 86663B102	Schedule 13D

WLR RECOVERY ASSOCIATES IV LLC

By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WL ROSS GROUP, L.P.

By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

EL VEDADO, LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.